AB 12/30

12/30/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 30 2013
REGISTRATIONS BRANCH
19

SECUR 13026054 ION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8- 038164 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 10/31/2013 * (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investors Group, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Drive
(No. and Street)

| Minnetonka | MN | 55343 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Marquis — (952) 945-9455
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

| 225 South Sixth Street, Suite 2300 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/12/14

## OATH OR AFFIRMATION

I, Scott J. Marquis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investors Group, Inc., as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelly S Beaupre
NOTARY PUBLIC
State of Minnesota
My Commission Expires 1-31-2018

Signature

Chief Financial Officer & Chief Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of OPERATIONS
- ☐ (d) Statement of CASH FLOW
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AMERICAN INVESTORS GROUP, INC.**

CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

### *Report on the Financial Statements*

We have audited the accompanying statements of financial condition of American Investors Group, Inc. as of October 31, 2013 and 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to error or fraud.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

### *Opinion*

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
December 19, 2013

## AMERICAN INVESTORS GROUP, INC.

Statements of Financial Condition

| ASSETS | As of October 31 2013 | 2012 |
|---|---|---|
| Cash and cash equivalents | $ 399,013 | $ 372,091 |
| Note receivable - related party | 92,009 | 102,294 |
| Trade receivables | 36,196 | 28,747 |
| Investments | 151,460 | 132,533 |
| Prepaid expenses | 3,928 | 12,616 |
| Office furniture and equipment, net of accumulated depreciation of $307,485 in 2013 and $288,167 in 2012 | 38,063 | 39,590 |
| **Total assets** | $ 720,669 | $ 687,871 |

Notes to Statements of Financial Condition are an integral part of this Statement.

**AMERICAN INVESTORS GROUP, INC.**

Statements of Financial Condition

| **LIABILITIES AND STOCKHOLDER'S EQUITY** | As of October 31 2013 | 2012 |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 36,456 | $ 47,289 |
| Unearned income | 64,113 | 58,658 |
| Accrued commissions | 9,606 | 17,295 |
| Total liabilities | 110,175 | 123,242 |
| **Stockholder's Equity** | | |
| Common stock, Class B, voting, no par value: Authorized, 2,000 shares, issued and outstanding, 940 shares | 940 | 940 |
| Additional paid-in capital | 397,220 | 397,220 |
| Retained earnings | 212,334 | 166,469 |
| Total stockholder's equity | 610,494 | 564,629 |
| **Total liabilities and stockholder's equity** | $ 720,669 | $ 687,871 |

Notes to Statements of Financial Condition are an integral part of this Statement.

## 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business and Revenue Recognition*

American Investors Group, Inc. (the Company) is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly-owned subsidiary of Apostle Holdings Corp.

*Security Transactions*

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis.

*Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk*

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

*Accounting Estimates*

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity date of three months or less from the date of acquisition.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $6,929 and $6,931 as of October 31, 2013 and 2012, respectively.

*Financial Instruments*

The Company's financial instruments are cash, receivables and investments, which approximate fair value as of October 31, 2013 and 2012.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

*Carrying Value of Long-lived Assets*

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

*Income Taxes*

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes, if any, due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses or timing of payments between the entities used in the consolidated tax return.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before the fiscal year ended 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

*Subsequent Events*

The Company has evaluated subsequent events through December 19, 2013 the date which the statements of financial condition were available to be issued.

## 2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures its debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. The fair value of these instruments is based on valuations that include inputs that can be classified within one of the three levels of hierarchy. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The fair value of the equity securities is based on quoted market prices in an active market for identical assets which is a Level 1 input. The Company received no dividend payments on these shares in either 2013 or 2012.

Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par, which is Level 3 input. Gains and losses are reported in earnings. The debt securities are primarily private church bonds without a readily available market value. The Company received interest payments of $17,241 and $18,381 on these bonds in 2013 and 2012, respectively. Interest on bonds the Company currently owns varies from 5.50% to 8.85% and maturity dates are from September 1, 2010 (in default) to September 11, 2037.

The Company does not have any quantitative inputs used for fair value measurements of the Level 3 investments. The inputs used by the Company in estimating the value of Level 3 investments include church bonds the Company is currently selling. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. There have been no changes in the techniques and inputs used as of October 31, 2013 and 2012.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The cost and estimated fair value of the Company's equity investments held for resale as of October 31, 2013 and 2012 are as follows:

| | Cost | Fair Value Measurement Level 1 |
|---|---|---|
| **October 31, 2013** | | |
| Equity securities | **$ 21,402** | **$ 31,887** |
| October 31, 2012 | | |
| Equity securities | $ 22,545 | $ 21,402 |

The cost and estimated fair value of the Company's church bond investments held to maturity as of October 31, 2013 and 2012 are as follows:

| | Cost | Fair Value Measurement Level 3 |
|---|---|---|
| **October 31, 2013** | | |
| Church bonds | **$ 119,573** | **$ 119,573** |
| October 31, 2012 | | |
| Church bonds | $ 111,131 | $ 111,131 |

The change in level 3 assets measured at fair value on a recurring basis is summarized as follows:

| | |
|---|---|
| Balance at beginning of the year | $ 111,131 |
| Realized gains | 18,490 |
| Purchases | 229,874 |
| Sales | (239,922) |
| Balance at end of the year | $ 119,573 |

## 3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Director. Class A stock may be redeemed at the option of the Company for $1 per share. As of October 31, 2013 and 2012, no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Director. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. As of October 31, 2013 and 2012, no Class AA stock was outstanding.

## 4. COMMITMENTS AND CONTINGENCIES

*Net Capital Rule*

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2013 and 2012, the net capital ratio, net capital and excess net capital are as follows:

| | **2013** | 2012 |
|---|---|---|
| Net capital ratio | **0.34:1** | 0.46:1 |
| Net capital | $ **320,345** | $ 266,902 |
| Excess net capital | $ **220,345** | $ 166,902 |

## 5. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees.

## 6. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement.

The Company paid Apostle Holding Corp. a consulting fee of $100,000 and $115,000 in fiscal year 2013 and 2012, respectively.

On September 15, 2010, the Company sold all 58,673 shares of its American Church Mortgage Company common stock to Apostle Holdings Corp. at a negotiated price of $2.03 per share. Apostle Holdings Corp. issued a promissory note totaling $119,106 in exchange for the shares. The promissory note is a fully amortized ten year note with a 5.00% interest rate per year. Payments are due on a quarterly basis. The shares serve as collateral for the promissory note. The balance on the note was $92,009 and $102,294 at fiscal year end 2013 and 2012, respectively.

# AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Statements of Financial Condition

Including Independent Auditors' Report

As of October 31, 2013 and 2012